UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Glaukos Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-37463	33-0945406
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

229 Avenida Fabricante San Clemente, California	92672
(Address of principal executive offices)	(Zip Code)

Robert L. Davis	(949) 367-9600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒      Rule 13 p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018

Section 1 – Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of Glaukos Corporation (“Glaukos” or ”we” or “our”) for the year ended December 31, 2018 is submitted to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).  Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “Conflict Minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (together with Rule 13p-1, the “Conflict Minerals Rule”).  Conflict Minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (the “Minerals”). Please refer to the Conflict Minerals Rule and to SEC Release No. 34-67716 for other definitions of terms used in this Report.

Glaukos is an ophthalmic medical technology and pharmaceutical company focused on the development and commercialization of novel surgical devices and sustained pharmaceutical therapies designed to treat glaucoma, one of the world’s leading causes of blindness.  Glaukos manufactures and sells iStent® and iStent inject® trabecular micro-bypass stents, which are made of surgical-grade titanium and heparin-coated, as well as the inserters used to implant our stents, which are made mainly of stainless steel and various polymers.  Our accessory devices, the iPrism® gonioprisms and iPrism Clip, are comprised of glass, stainless steel and polymers.

Glaukos carefully reviewed the Conflict Minerals Rule to determine its applicability to our products.  We then reviewed the products and accessory devices identified above that we manufacture, or contract to be manufactured, to determine if they contain or may contain any Minerals necessary to their functionality or production.  We also identified all of our suppliers from whom we purchased any materials or components used in such products and accessory devices.  Glaukos sent a supplier survey to each such supplier, in the form of the Conflict Minerals Reporting Template (the “template”), a standardized reporting template developed by the Responsible Minerals Initiative.  The template was developed to facilitate the transfer of information through the supply chain to assess whether the materials or components we purchase from our suppliers for inclusion in our products and accessory devices contain Minerals that are necessary to their functionality or production and, if so, whether any of such Minerals originated in the Democratic Republic of Congo, Angola, Burundi, the Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”) or were from recycled or scrap sources.

Glaukos received responses from each supplier identified.  According to the responses from our suppliers and follow-up discussions and analysis determined appropriate, we believe that all of the materials or components used in our products either (i) do not contain the Minerals that are necessary to their functionality or production, (ii) do not contain the Minerals after production which, according to SEC Release No. 34-67716, means those Minerals are not considered to be necessary to the production of our products, or (iii) with respect to tin contained in a spring component used in the inserter for our iStent inject, only contain Minerals that originated solely from recycled or scrap sources.

Based on these inquiries, Glaukos has no reason to believe that any of its products manufactured or contracted to be manufactured from January 1, 2018 through December 31, 2018 contain any Minerals necessary to their functionality or production that may have originated in any of the Covered Countries or did not come from recycled or scrap sources.

The foregoing Conflict Minerals Disclosure is contained on Glaukos’ publicly available Internet website under the “Governance Documents” heading, which can be reached through the following link: http://investors.glaukos.com/investors/corporate-governance/governance-documents/default.aspx.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLAUKOS CORPORATION
(Registrant)

By:	/s/ Robert L. Davis
Name:	Robert L. Davis
Title:	Senior Vice President and General Counsel

Date: May 30, 2019